

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   April 11, 2016

<u>Via E-mail</u>
HL Ning
Chief Financial Officer
Plastec Technologies, Ltd.
c/o Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Plastec Technologies, Ltd.**
> **Post-effective Amendment No. 3 to Form F-1**
> **Filed April 6, 2016**
> **File No. 333-185212**

Dear Mr. Ning:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Transactions, page 2</u>

1.   We note your disclosure here about the share transfer agreement with Shanghai Yongjing Investment Management Co., Ltd. (SYIM) where SYIM will purchase the entirety of your shareholding interests. The disclosure in your Form 20-F indicates that there are earn-out provisions based upon "Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018." Additionally, your Form 20-F discloses that "[u]pon completion of the proposed transaction, we will no longer own Plastec." This disclosure appears to conflict with your Form 6-K—filed on November 16, 2015—which states that Plastec's board will "provide liquidity to [Plastec's] shareholders through one or more interim dividends." Given that it appears that your shareholders will no longer be shareholders of Plastec upon completion of this

transaction, please explain in your amendment the means by which your former shareholders will receive the proceeds from Plastec achieving the future earn-out provisions and/or any other "interim dividends."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

                Sincerely,

                /s/ Jay Ingram

                Jay Ingram
                Legal Branch Chief
                Office of Manufacturing and
                Construction

cc: <u>Via E-mail</u>
        Jeffrey Gallant
        Graubard Miller